Growth Institutional Portfolio and S&P 500 Index
Comparison of Change in Value of $250,000 Investment



Average Annual Return		End of Period (12/31/2005) Values	
1 Year	5.71%	Growth Institutional	$756,880.63
5 Years	1.18%	S&P 500	$848,764.88
Life of Fund	9.48%		

Growth Retail Portfolio and S&P 500 Index
Comparison of Change in Value of $9,550 Investment (Net of Sales Load)



Average Annual Return		End of Period (12/31/2005) Values	
1 Year	5.72%	Growth Retail	$13,921.55
5 Years	1.04%	S&P 500	$13,904.98
Life of Fund	4.84%		

Results for the Retail Shares reflect payment of a maximum sales charge of 4.5% on the $10,000 investment with dividends and capital gains reinvested. Average annual return does not include payment of a sales charge and assumes reinvestment of dividends and capital gains. Past performance is not predictive of future performance and the graph and table do not reflect deductions for taxes a shareholder would pay on a fund distribution or the redemption of fund shares. Growth Portfolio Institutional Shares for the period October 8, 1993 (inception) through December 31, 2005. Growth Portfolio Retail Shares for the period January 7, 1998 (inception) through December 31, 2005.

Government Securities Institutional Portfolio
and Merrill Lynch U.S. Treasury Inter-Term Bond Index
Comparison of Change in Value of $250,000 Investment



Average Annual Return		End of Period (12/31/2005) Values	
1 Year	0.95%	Government Securities Institutional	$420,779.60
5 Years	3.56%	Merrill Lynch U.S. Treasury Inter-Term Bond	$458,163.68
Life of Fund	4.35%		

Government Securities Retail Portfolio
and Merrill Lynch U.S. Treasury Inter-Term Bond Index
Comparison of Change in Value of $9,700 Investment (Net of Sales Load)



Average Annual Return		End of Period (12/31/2005) Values	
1 Year	0.95%	Government Securities Retail	$13,124.88
5 Years	3.36%	Merrill Lynch U.S.Treasury Inter-Term Bond	$14,185.78
Life of Fund	3.87%		

Results for the Retail Shares reflect payment of a maximum sales charge of 3% on the $10,000 investment with dividends and capital gains reinvested. Average annual return does not include payment of a sales charge and assumes reinvestment of dividends and capital gains. Past performance is not predictive of future performance and the graph and table do not reflect deductions for taxes a shareholder would pay on a fund distribution or the redemption of fund shares. Government Securities Portfolio Institutional Shares for the period October 8, 1993 (inception) through December 31, 2005. Government Securities Portfolio Retail Shares for the period January 13, 1998 (inception) through December 31, 2005.